Primary Business Name: J.P. MORGAN SECURITIES LLC   **BD Number: 79**

BD - AMENDMENT

08/11/2021

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

◉ **Yes** ○ **No**

Ownership Codes: **NA - less than 5%**   **B - 10% but less than 25%**   **D - 50% but less than 75%**

              A - 5% but less than 10%   **C - 25% but less than 50%**   **E - 75% or more**

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BELL, JEREMY S	I	CHIEF COMPLIANCE OFFICER - REGISTERED INVESTMENT ADVISER	11/2019	NA	N	N	4268755
COLLINS, JAMES MICHAEL	I	CHIEF FINANCIAL OFFICER	06/2008	NA	N	N	2725065
DEMPSEY, PATRICK PAUL	I	TREASURER	08/2013	NA	N	N	2830362
DUGGER, CHRISTINA B	I	CHIEF COMPLIANCE OFFICER - BROKER DEALER	11/2019	NA	N	N	5599227
FREILICH, WILLIAM HOWARD	I	CHIEF LEGAL OFFICER	05/2013	NA	N	N	2203801
GELLER, JEREMY ROSS	I	ELECTED MANAGER AND MEMBER	12/2018	NA	Y	N	4466173
HARVEY, CHRISTOPHER LEO	I	ELECTED MANAGER AND MEMBER	05/2017	NA	Y	N	2948006
J.P. MORGAN BROKER-DEALER HOLDINGS INC.	DE	STOCKHOLDER	09/2010	E	Y	N	13-4110995
JURY, CLAUDIA	I	ELECTED MANAGER AND MEMBER	02/2020	NA	Y	N	6403910
KLION, ROGER	I	CHIEF OPERATING OFFICER	10/2020	NA	N	N	5082261
Keough, Kelli A.	I	ELECTED MANAGER AND MEMBER	08/2021	NA	Y	N	4653791
SIEG, WILLIAM PHILIP	I	ELECTED MANAGER AND MEMBER	08/2021	NA	Y	N	1066159
SIMMONS, JOHN E	I	ELECTED MANAGER AND MEMBER	02/2021	NA	Y	N	2727754
SIPPEL, JASON EDWIN	I	CEO, CHAIRMAN, ELECTED MANAGER AND MEMBER	01/2013	NA	Y	N	1718602
STEIN, ERIC JOHN SR	I	ELECTED MANAGER AND MEMBER	07/2014	NA	Y	N	2630215
TEPPER, ERIC DAVID	I	ELECTED MANAGER AND MEMBER	08/2017	NA	Y	N	2242377
WINKELMAN, AMANDA DENISE	I	ELECTED MANAGER AND MEMBER	10/2019	NA	N	N	2352562